

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Joseph P. Bonaccorsi
Senior Vice President and General Counsel
Akorn, Inc.
1925 Field Court, Suite 300
Lake Forest, IL 60045

> **Re:** **Akorn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **DEF 14A filed April 30, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 001-32360**

Dear Mr. Bonaccorsi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director